# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Agassi Sports Entertainment Corp., CIK 0000930245
CUSIP: 379413107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1120 N. TOWN CENTER DR #160, LAS VEGAS, Nevada (NV), 89144
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0000941962
Persons authorized to receive notices and communications: Ronald S. Boreta, 6730 Las Vegas Blvd. South, Las Vegas, Nevada (NV), 89119, (702) 317-7302

## Reporting persons
- All-American Golf Center, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,495,390; sole dispositive power 0; shared dispositive power 1,495,390; aggregate amount beneficially owned 1,495,390 (15.3% of the class)
  Comment: (13) Percentage ownership is based on 9,785,056 shares of common stock of the Issuer outstanding as of August 13, 2025, as set forth on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Boreta Enterprises, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 360,784; sole dispositive power 0; shared dispositive power 360,784; aggregate amount beneficially owned 360,784 (3.7% of the class)
  Comment: (13) Percentage ownership is based on 9,785,056 shares of common stock of the Issuer outstanding as of August 13, 2025, as set forth on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- BORETA RONALD S (CIK 0000941962): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 602,229; shared voting power 1,856,174; sole dispositive power 602,229; shared dispositive power 1,856,174; aggregate amount beneficially owned 2,458,403 (25.1% of the class)
  Comment: (13) Percentage ownership is based on 9,785,056 shares of common stock of the Issuer outstanding as of August 13, 2025, as set forth on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Agassi Sports Entertainment Corp.
Address of issuer's principal executive offices: 1120 N. TOWN CENTER DR #160, LAS VEGAS, Nevada (NV), 89144
Comment: This Amendment No. 1 to Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of Agassi Sports Entertainment Corp. (f/k/a Global Acquisition Corporation), a Nevada corporation (the "Issuer" or the "Company"). This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons (defined below) and Mr. John Boreta on July 5, 2024. This Amendment is being filed (a) to report a change in beneficial ownership between Mr. John Boreta and the Reporting Persons; and (b) remove Mr. John Boreta as a reporting person under the Schedule 13D, as Mr. John Boreta will be filing his own Schedule 13G moving forward. The Reporting Persons and Mr. John Boreta have previously terminated a prior joint filing agreement dated July 3, 2024 as disclosed in the original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by the following persons (collectively, the "Reporting Persons"): (i) Ronald S. Boreta, an individual; (ii) All-American Golf Center, Inc., a Nevada corporation ("AAGC"); and (iii) Boreta Enterprises, Ltd. a Nevada limited liability company ("Enterprises""). Ronald Boreta is a member of the Board of Directors of, and President of, AAGC and managing member of, and Chief Executive Officer of, Enterprises and controls the investment decisions of AAGC and Enterprises. As a result of the foregoing, Ronald Boreta may be deemed to beneficially own the securities of the Issuer owned by AAGC (1,495,390 shares of common stock) and Enterprises (360,784 shares of common stock).
Residence or business address: The address of each of the Reporting Persons is 1120 N. Town Center Drive, Suite 160, Las Vegas, NV 89144.
Present principal occupation or employment: Ronald Boreta is the President and Chief Executive Officer of the Issuer as well as a significant stockholder of, President of, and a director of, AAGC and significant stockholder of, and managing member of, and Chief Executive Officer of, Enterprises. The principal business of AAGC is holding securities for investment and of Enterprises is holding securities for investment.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: AAGC and Enterprises are Nevada companies. Mr. Boreta is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is amended to include the following: Effective on June 30, 2025, Mr. John Boreta assigned all ownership of AAGC to his brother, Mr. Ronald Boreta, in a private transaction. As a result of such assignment, Mr. John Boreta is no longer deemed to beneficially own or control AAGC, nor beneficially own the shares of common stock held by AAGC. Also effective on June 30, 2025, Mr. John Boreta determined that he no longer had voting or dispositive control over the shares of common stock held by Enterprises as he only serves as a director of such company, without direct voting or dispositive control.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 is hereby incorporated by reference into this Item 4. The Reporting Persons acquired the securities pursuant to the transactions described in Item 3 above. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase or acquire additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions (including gifts) or otherwise. Except as may occur in the ordinary course of business of the Issuer, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. Additionally, Mr. Boreta, in his capacity as Director and Chief Executive Officer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities beneficially owned by each Reporting Person are set forth on rows 11 and 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Transactions in the class effected during the past sixty days: See Item 3, above. None of the Reporting Persons have sold or disposed of any shares of Common Stock during the last sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the securities beneficially owned by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10.1 - Purchase Agreement of the Transaction. https://www.sec.gov/Archives/edgar/data/930245/000147237524000054/sched13d.htm#:~:text=Exhibit%2010.1%20%2D%20Purchase%20Agreement%20of%20the%20Transaction.

## Signatures
- All-American Golf Center, Inc.: /s/ Ronald S. Boreta, Ronald S. Boreta, President (09/08/2025)
- Boreta Enterprises, Ltd.: /s/ Ronald S. Boreta, Ronald S. Boreta, Chief Executive Officer (09/08/2025)
- BORETA RONALD S: /s/ Ronald S. Boreta, Ronald S. Boreta (09/08/2025)